January 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Larry L. Greene

Re:	Blackstone Real Estate Income Fund

Registration Statement on Form N-2, File Nos. 811-22900 and 333-191736

Blackstone Real Estate Income Fund II

Registration Statement on Form N-2, File Nos. 811-22907 and 333-191906

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund (“BREIF I”) and Blackstone Real Estate Income Fund II (“BREIF II”) together with BREIF I, the “Funds”), please find BREIF I’s Pre-Effective Amendment No. 3 (“BREIF I Amendment No. 3”) and BREIF II’s Pre-Effective Amendment No. 3 (“BREIF II Amendment No. 3”) together with BREIF I Amendment No. 3, the “Amendments”) to the above referenced registration statements of BREIF I and BREIF II originally filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2013, and October 25, 2013, respectively, and each as amended on November 27, 2013 and December 27, 2013, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statements”), filed today with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to the oral comments received January 7, 2014 from the staff of the Commission (the “Staff”), relating to the Registration Statements. For convenience of reference, the comments of the Staff have been reproduced herein. Furthermore, we acknowledge that the Staff continues to consider the Funds’ responses to Comment 11 contained in the Funds’ correspondence filings submitted on November 27, 2013 and January 22, 2014. Should the Staff have additional comments to the Funds’ responses to Comment 11, the Funds undertake to incorporate such comments into the prospectuses to be filed by BREIF I and BREIF II pursuant to Rule 497(h) under the Securities Act of 1933, as amended. Please note that all page numbers in our responses are references to the page numbers of BREIF I Amendment No. 3 unless otherwise indicated. All capitalized terms used but not defined in this letter have the meanings given to them in BREIF I Amendment No. 3.

Management of the Fund

Incentive Fee – Page 64

1.	Please reformat the definition of “Net Capital Appreciation” as to make it more prominent and readable.

In response to the Staff’s comment, the Funds have reformatted the definitions of “Net Capital Appreciation” and “Net Capital Depreciation” as to make them more prominent and readable.

2.	Please confirm that the Incentive Fee is permissible pursuant to Section 205(a)(i) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

In response to the Staff’s comment, the Funds confirm that the Incentive Fee is permissible pursuant to Section 205(a)(i) of Advisers Act since the common shares of BREIF I and BREIF II are only sold to “qualified clients” pursuant to Rule 205-3 under the Advisers Act.

Please note that we have included certain changes to the Amendments for each respective Fund other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of BREIF I Amendment No. 3 marked to reflect cumulative changes to Pre-Effective Amendment No. 2 to the Registration Statement originally filed with the Commission on December 27, 2013.

In addition, BREIF I, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 12:00 p.m., Eastern Standard Time, on January 23, 2014, or as soon thereafter as practicable.

BREIF I hereby acknowledges that:

•	BREIF I is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve BREIF I from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	BREIF I may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3575.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP